WHITE & CASE

White & Case LLP
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New York, New York 10036-2787

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www.whitecase.com

August 30

BY HANL

The Office of Internatinoal Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "Company"), File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's announcement, dated August 29, 2006, regarding the poll results of the Annual General Meeting held on August 29, 2006, and submitted to The Hong Kong Stock Exchange Limited on August 30, 2006.

Kindly acknowledge receipt of this letter and submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

Best regards,

Nicola Rosenstock

cc: Lenovo Group Limited

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

POLL RESULTS OF ANNUAL GENERAL MEETING HELD ON AUGUST 29, 2006

At the annual general meeting held on August 29, 2006 ("AGM") of Lenovo Group Limited (the "Company"), poll voting was demanded by the Chairman for voting on the proposed resolutions, as set out in the notice of the AGM dated July 11, 2006. All resolutions were passed by shareholders and the poll results are as follows:-

	Resolutions	Number of votes cast and percentage of total number of votes cast		Total number of votes cast
		For	**Against**	
1.	To receive and consider the audited accounts for the year ended March 31, 2006 together with the reports of the directors and auditors thereon.	6,062,596,322 (99.996%)	228,780 (0.004%)	6,062,825,102
2.	To declare a final dividend for the issued ordinary shares for the year ended March 31, 2006.	6,064,580,462 (99.995%)	286,340 (0.005%)	6,064,866,802
3(a).	To re-elect Mr. William J. Amelio as director.	6,063,019,522 (99.98%)	1,446,600 (0.02%)	6,064,466,122
3(b).	To re-elect Mr. John W. Barter III as director.	6,063,009,942 (99.98%)	1,262,180 (0.02%)	6,064,272,122
3(c).	To re-elect Mr. Liu Chuanzhi as director.	6,062,821,942 (99.98%)	1,489,980 (0.02%)	6,064,311,922
3(d).	To re-elect Mr. Zhu Linan as director.	6,062,898,742 (99.98%)	1,456,820 (0.02%)	6,064,355,562
3(e).	To re-elect Mr. Wong Wai Ming as director.	6,063,021,222 (99.98%)	1,254,340 (0.02%)	6,064,275,562
3(f).	To re-elect Mr. Ting Lee Sen as director.	6,063,020,222 (99.98%)	1,249,340 (0.02%)	6,064,269,562
3(g).	To authorize the board of directors to fix directors' fees.	6,061,528,182 (99.95%)	2,732,760 (0.05%)	6,064,260,942
4.	To re-appoint PricewaterhouseCoopers as auditors and authorize the board of directors to fix auditors' remuneration.	6,063,895,202 (99.99%)	417,080 (0.01%)	6,064,312,282
5.	To approve the general mandate for the issue of additional voting ordinary shares of the Company.	5,367,504,083 (88.55%)	693,879,659 (11.45%)	6,061,383,742
6.	To approve the general mandate for the repurchase of voting ordinary shares of the Company.	6,062,231,362 (99.96%)	2,297,340 (0.04%)	6,064,528,702
7.	To approve the extension to the general mandate for the issue of voting ordinary shares granted under Resolution 5 to include the repurchased shares.	5,876,732,090 (96.91%)	187,288,732 (3.09%)	6,064,020,822

The above resolutions were passed as ordinary resolutions. Shareholders may refer to the circular dated July 11, 2006 for details of some of the resolutions.

As at the date of the AGM, the issued voting share capital of the Company comprises (i) 8,508,998,623 ordinary voting shares, which entitled holders thereof to one vote per share; and (ii) 2,730,000 convertible preferred shares, which entitled holders thereof to 1,001,834,862 votes. There is no restriction on the shareholders to cast vote on any of the aforesaid resolutions at the AGM. No shareholder was entitled to attend and vote only against the resolutions.

Abacus Share Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the AGM.

By order of the Board
Yang Yuanqing
Chairman

Raleigh, August 29, 2006

As at the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng; the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

POLL RESULTS OF ANNUAL GENERAL MEETING HELD ON AUGUST 29, 2006

At the annual general meeting held on August 29, 2006 ("AGM") of Lenovo Group Limited (the "Company"), poll voting was demanded by the Chairman for voting on the proposed resolutions, as set out in the notice of the AGM dated July 11, 2006. All resolutions were passed by shareholders and the poll results are as follows:-

	Resolutions	Number of votes cast and percentage of total number of votes cast		Total number of votes cast
		For	Against	
1.	To receive and consider the audited accounts for the year ended March 31, 2006 together with the reports of the directors and auditors thereon.	6,062,596,322 (99.996%)	228,780 (0.004%)	6,062,825,102
2.	To declare a final dividend for the issued ordinary shares for the year ended March 31, 2006.	6,064,580,462 (99.995%)	286,340 (0.005%)	6,064,866,802
3(a).	To re-elect Mr. William J. Amelio as director.	6,063,019,522 (99.98%)	1,446,600 (0.02%)	6,064,466,122
3(b).	To re-elect Mr. John W. Barter III as director.	6,063,009,942 (99.98%)	1,262,180 (0.02%)	6,064,272,122
3(c).	To re-elect Mr. Liu Chuanzhi as director.	6,062,821,942 (99.98%)	1,489,980 (0.02%)	6,064,311,922
3(d).	To re-elect Mr. Zhu Linan as director.	6,062,898,742 (99.98%)	1,456,820 (0.02%)	6,064,355,562
3(e).	To re-elect Mr. Wong Wai Ming as director.	6,063,021,222 (99.98%)	1,254,340 (0.02%)	6,064,275,562
3(f).	To re-elect Mr. Ting Lee Sen as director.	6,063,020,222 (99.98%)	1,249,340 (0.02%)	6,064,269,562
3(g).	To authorize the board of directors to fix directors' fees.	6,061,528,182 (99.95%)	2,732,760 (0.05%)	6,064,260,942
4.	To re-appoint PricewaterhouseCoopers as auditors and authorize the board of directors to fix auditors' remuneration.	6,063,895,202 (99.99%)	417,080 (0.01%)	6,064,312,282
5.	To approve the general mandate for the issue of additional voting ordinary shares of the Company.	5,367,504,083 (88.55%)	693,879,659 (11.45%)	6,061,383,742
6.	To approve the general mandate for the repurchase of voting ordinary shares of the Company.	6,062,231,362 (99.96%)	2,297,340 (0.04%)	6,064,528,702
7.	To approve the extension to the general mandate for the issue of voting ordinary shares granted under Resolution 5 to include the repurchased shares.	5,876,732,090 (96.91%)	187,288,732 (3.09%)	6,064,020,822

The above resolutions were passed as ordinary resolutions. Shareholders may refer to the circular dated July 11, 2006 for details of some of the resolutions.

As at the date of the AGM, the issued voting share capital of the Company comprises (i) 8,508,998,623 ordinary voting shares, which entitled holders thereof to one vote per share; and (ii) 2,730,000 convertible preferred shares, which entitled holders thereof to 1,001,834,862 votes. There is no restriction on the shareholders to cast vote on any of the aforesaid resolutions at the AGM. No shareholder was entitled to attend and vote only against the resolutions.

Abacus Share Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the AGM.

By order of the Board
Yang Yuanqing
Chairman

Raleigh, August 29, 2006

As at the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng; the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

POLL RESULTS OF ANNUAL GENERAL MEETING HELD ON AUGUST 29, 2006

At the annual general meeting held on August 29, 2006 ("AGM") of Lenovo Group Limited (the "Company"), poll voting was demanded by the Chairman for voting on the proposed resolutions, as set out in the notice of the AGM dated July 11, 2006. All resolutions were passed by shareholders and the poll results are as follows:-

Resolutions	Number of votes cast and percentage of total number of votes cast		Total number of votes cast
	For	Against	
1. To receive and consider the audited accounts for the year ended March 31, 2006 together with the reports of the directors and auditors thereon.	6,062,596,322 (99.996%)	228,780 (0.004%)	6,062,825,102
2. To declare a final dividend for the issued ordinary shares for the year ended March 31, 2006.	6,064,580,462 (99.995%)	286,340 (0.005%)	6,064,866,802
3(a). To re-elect Mr. William J. Amelio as director.	6,063,019,522 (99.98%)	1,446,600 (0.02%)	6,064,466,122
3(b). To re-elect Mr. John W. Barter III as director.	6,063,009,942 (99.98%)	1,262,180 (0.02%)	6,064,272,122
3(c). To re-elect Mr. Liu Chuanzhi as director.	6,062,821,942 (99.98%)	1,489,980 (0.02%)	6,064,311,922
3(d). To re-elect Mr. Zhu Linan as director.	6,062,898,742 (99.98%)	1,456,820 (0.02%)	6,064,355,562
3(e). To re-elect Mr. Wong Wai Ming as director.	6,063,021,222 (99.98%)	1,254,340 (0.02%)	6,064,275,562
3(f). To re-elect Mr. Ting Lee Sen as director.	6,063,020,222 (99.98%)	1,249,340 (0.02%)	6,064,269,562
3(g). To authorize the board of directors to fix directors' fees.	6,061,528,182 (99.95%)	2,732,760 (0.05%)	6,064,260,942
4. To re-appoint PricewaterhouseCoopers as auditors and authorize the board of directors to fix auditors' remuneration.	6,063,895,202 (99.99%)	417,080 (0.01%)	6,064,312,282
5. To approve the general mandate for the issue of additional voting ordinary shares of the Company.	5,367,504,083 (88.55%)	693,879,659 (11.45%)	6,061,383,742
6. To approve the general mandate for the repurchase of voting ordinary shares of the Company.	6,062,231,362 (99.96%)	2,297,340 (0.04%)	6,064,528,702
7. To approve the extension to the general mandate for the issue of voting ordinary shares granted under Resolution 5 to include the repurchased shares.	5,876,732,090 (96.91%)	187,288,732 (3.09%)	6,064,020,822

The above resolutions were passed as ordinary resolutions. Shareholders may refer to the circular dated July 11, 2006 for details of some of the resolutions.

As at the date of the AGM, the issued voting share capital of the Company comprises (i) 8,508,998,623 ordinary voting shares, which entitled holders thereof to one vote per share; and (ii) 2,730,000 convertible preferred shares, which entitled holders thereof to 1,001,834,862 votes. There is no restriction on the shareholders to cast vote on any of the aforesaid resolutions at the AGM. No shareholder was entitled to attend and vote only against the resolutions.

Abacus Share Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the AGM.

By order of the Board
Yang Yuanqing
Chairman

Raleigh, August 29, 2006

As at the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng; the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"